EARLY WARNING REPORT

This report is made pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and applicable securities legislation.

1.

Name and Address of the Offeror

Paramount Resources Ltd. (“Paramount”)

4700 Bankers Hall West

888 - 3th Street S.W.

Calgary, Alberta T2P 5C5

2.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On March 27, 2008, Paramount acquired ownership and control of 6,140,549 Class A common shares of NuLoch Resources Inc. ("NuLoch"). The NuLoch Class A common shares acquired by Paramount represent approximately 19.95% of NuLoch's outstanding Class A common shares.

Details of the acquisition are or will be available on SEDI, as required.

3.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Paramount owns and controls an aggregate of 6,140,549 Class A common shares of NuLoch representing approximately 19.95% of NuLoch's outstanding Class A common shares.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control:

Paramount owns and controls an aggregate of 6,140,549 Class A common shares of NuLoch representing approximately 19.95% of NuLoch's outstanding Class A common shares.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not Applicable.

(c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5.

The name of the market in which the transaction or occurrence that gave rise to the news release took place and the consideration paid by the offeror for the securities acquired:

The Class A common shares of NuLoch were acquired by Paramount pursuant to a private placement by NuLoch of 9,650,000 Class A common shares.  Of the 6,140,549 Class A common shares acquired by Paramount 5,447,579 Class A common shares were acquired at a subscription price of $0.95 per Class A common share and 692,970 Class A common shares were issued on a flow–through basis and acquired at a subscription price of $1.20 per Class A common share.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Class A common shares of NuLoch acquired by Paramount were made for investment purposes.

Paramount may from time to time, directly and indirectly, acquire additional NuLoch Class A common shares or dispose of some or all of the NuLoch Class A common shares it presently holds, or maintain its current holdings of NuLoch Class A common shares, respectively.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

Paramount entered into two subscription agreements with NuLoch providing for the purchase of 5,447,579 Class A common shares at a subscription price of $0.95 per Class A common share and 692,970 Class A common shares, issued on a flow-through basis, at a subscription price of $1.20 per Class A common share.  The aggregate consideration paid by Paramount to NuLoch for the 6,140,549 Class A common shares acquired by Paramount was $6,006,764.05.

8.

The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103:

Not Applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

See the response in paragraphs 5 and 7 above.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 of National Instrument 62-103:

Not applicable.

11.

If applicable, a description of the exemption from securities legislation being relied on by the offeror and the fact supporting that reliance:

Paramount acquired the 6,140,549 Class A common shares of NuLoch in reliance on the “accredited investor” exemption in section 2.3 of National Instrument 45-106.

DATED this 27th day of March, 2008.

PARAMOUNT RESOURCES LTD.
Per	Signed « Clayton H. Riddell »
Clayton H. Riddell Chief Executive Officer